HOLODIA

Hey [redacted],

We are happy to see you enjoying HOLOFIT so much, and that you are sharing that joy with your family and friends!

We also wanted to share something special with you: the opportunity of **investing in the future of HOLOFIT by Holodia**!

Our company:

- achieved 35% averaged year over year growth in the last 3 years,
- reached more than $1M in Annual Recurring Revenues,
- went though one of the leading tech accelerators Techstars in ‘21, and
- raised $2,5M to date, backed by Comcast and NBCUniversal, and angel investors from Apple and Google.


HOLOFIT
WE MAKE FITNESS FUN
LEARN MORE

HOLOFIT has constantly been one of the leading VR fitness apps on Meta platform, and are now ready for accelerated expansion and growth. That’s why we are raising up to $500k from a select few that share our vision of a great future for VR fitness.

We’ll use these funds to achieve 3 goals:

1. Accelerate growth on Meta to 50,000 active subscribers and $5M+ ARR through increased marketing efforts

2. Build V-sport tournaments with live events, challenges and competitions for even higher subscriber engagement.

3. Develop AI virtual environment generator to scale our content, and enable user content creation for increased subscriber retention

We want to offer you a special deal: the first $100k invested will get a 20% discount on valuation.

Anyone investing $10k or more will also get a chance to be featured in one of the HOLOFIT environments!

And, everyone investing more than $1,000 will get HOLOFIT Lifetime membership! (And a super-special perk is reserved for everyone investing $25,000 or more!)

These conditions are on a first come first serve basis, and we might close the opportunity before the planned deadline.

This opportunity is also time-limited and value capped. You will have the next few weeks to invest under "Friends & Family" preferential conditions.

If you are investing from the US, simply head to **our pitch page** and follow the steps.

If you're investing from outside US, check out this brief international investor guide, and then head to our pitch page.

Invest today

Thank you again for your support and for being a part of our community!

Have a great day and, as always, stay HOLOFIT

Bojana from Holodia

Testing the waters legal disclosure.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.